Exhibit 99.1

GOLD RESERVE PROVIDES UPDATE ON PREVIOUSLY
ANNOUNCED RETURN OF CAPITAL TRANSACTION

Spokane, Washington, April 18, 2019                                                                       NR 19-04

Gold Reserve Inc. (TSXV: GRZ) (OTCQX: GDRZF) (“Gold Reserve” or the “Company”) is providing an update regarding its previously announced intention to return between US$90 and US$100 million in the aggregate to holders (the “Shareholders”) of its Class A common shares (the “Class A Shares”) pursuant to a return of capital transaction (the “Return of Capital Transaction”).

Following the Government of Canada’s decision on April 15, 2019 to impose sanctions against 43 additional individuals under the Special Economic Measures (Venezuela) Regulations of the Special Economic Measures Act, Gold Reserve’s board of directors (the “Board”) has determined that it is in the best interests of the Company and its Shareholders to reduce the aggregate amount of capital to be returned to Shareholders pursuant to the Return of Capital transaction to approximately US$75 million, or approximately US$0.76 per Class A Share.

The imposition of the April 15, 2019 sanctions poses a significant impediment to the Company’s ability to work with government officials related to the development of the Siembra Minera gold copper project, and the Company’s ability to work with government officials responsible for the payment and transfer of funds associated with the Settlement Agreement.

The Company expects to apply for a license from the US Treasury Department's Office of Foreign Assets Control (OFAC) to allow the Company to pursue payments under the Settlement Agreement and allow international financial institutions to facilitate such transactions to North America at least in the near term without violating US sanctions on Venezuela. The Company may also pursue similar relief from sanctions imposed under Canadian law. There can be no assurance that the Company will obtain such relief or licenses.

Receipt of Interim Order

Gold Reserve is pleased to announce that it has obtained an interim order of the Alberta Court of Queen’s Bench (the “Court”) authorizing, among other things, the holding of the Company’s annual general and special meeting of Shareholders (the “Meeting“). At the Meeting, among other things, the Shareholders will be asked to consider and vote on a special resolution (the “Special Resolution”) approving a statutory plan of arrangement (the “Arrangement”) whereby, subject to the terms and conditions of the Arrangement, the Company will complete the distribution of US$75 million, or approximately US$0.76 per Class A Share pursuant to the Return of Capital Transaction.

The Meeting will be held on June 13, 2019 at 9:30 a.m. at 999 W. Riverside Avenue, 7th Floor, Masthead Suite, Spokane, Washington, USA. Meeting materials, including a notice of annual general and special meeting and information circular, will be mailed shortly to Shareholders of record as of the close of business on April 24, 2019. The meeting materials will also be available for review on the Company’s website at www.goldreserveinc.com under 2019 Annual Shareholder Meeting and under the Company’s profile on SEDAR at www.sedar.com.

Assuming approval of the Arrangement at the Meeting, the Company will return to the Court on June 13, 2019 to seek a final order to implement the Arrangement. Assuming such final order is obtained, the Company expects to implement the Arrangement and complete the Return of Capital Transaction on or about June 14, 2019 (the “Effective Date”). All registered and beneficial Shareholders as of the Effective Date will be entitled to receive the distribution of approximately US$0.76 per Class A Share to be made pursuant to the Return of Capital Transaction.

The Company’s board of directors has unanimously approved the Arrangement and recommends that Shareholders vote FOR the Special Resolution.

Full details of the Return of Capital Transaction will be described in the Company’s management information circular and other related materials. Those documents are expected to be mailed to Shareholders, filed with applicable Canadian securities regulatory authorities and made available without charge on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and posted on the Company’s website at www.goldreserveinc.com, on or about May 9, 2019.

Gold Reserve Inc. Contact
A. Douglas Belanger, President
999 W. Riverside Ave., Suite 401
Spokane, WA 99201 USA
Tel. (509) 623-1500
Fax (509) 623-1634

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws and state Gold Reserve’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future including without limitation statements with respect to the completion of the Return of Capital Transaction, the receipt of all necessary Shareholder, Court, and other regulatory approvals, future payments under the Settlement Agreement, management and advancement of the Siembra Minera Project, and the receipt of any applicable license to transfer funds from Venezuela to Canada through the facilities of applicable international financial institutions. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements, including without limitation the timing for the approval and implementation of the Return of Capital Transaction, the anticipated tax treatment for Shareholders of the Return of Capital Transaction, the risks that payments due under the Settlement Agreement continue to be delayed, the Company may not receive future payments due under the Settlement Agreement, the Company may not be able to repatriate payments that are received, imposition of further sanctions by the U.S., Canada or other jurisdictions that may negatively impact the Company’s ability to freely transfer funds from Venezuela, the ability of the Company to obtain the requisite approvals to transfer funds from Venezuela to Canada through the facilities of applicable international financial institutions, or our ability to do business in Venezuela. This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward-looking statements. For a more detailed discussion of the risk factors affecting the Company’s business, see the Company’s Annual Information Form and Management’s Discussion & Analysis for the year ended December 31, 2017 which have been filed on SEDAR and are available under the Company’s profile at www.sedar.com and which form part of the Company’s Form 40-F for the year ended December 31, 2017 which have been filed on EDGAR and are available under the Company’s profile at www.sec.gov/edgar.

Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.